Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On February 2, 2009, Exelon began using the following slides at the Credit Suisse 2009 Energy Summit in discussions with investors:

Exelon + NRG: Committed, Moving Forward William A. Von Hoene, Jr. Executive Vice President and General Counsel Credit Suisse 2009 Energy Summit February 2-3, 2009

Important Information
This presentation relates to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary,
Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of
NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer
Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-
155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer
Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.
Exelon expects to file a proxy statement on Schedule 14A and other relevant documents  with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”).
Exelon will also file a proxy statement on Schedule 14A and other relevant documents  with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.
Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the
SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501.
Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or
NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-
0330 or visit the SEC’s website for further information on its public reference room.
Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and
Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon
Meeting and the NRG Meeting.  Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange.
Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy
Statement, as applicable.

Forward-Looking Statements
This presentation includes forward-looking statements. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results
to differ materially from the forward-looking statements made herein.   The factors that could
cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c)
ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008
Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part
I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4 (Reg.
No. 333-155278) that Exelon has filed with the SEC in connection with the offer; and (4) other factors discussed in Exelon’s filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing.  Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.
Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform
Act of 1995.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

Full and Fair Offer
•
On November 12   , Exelon launched an exchange offer
for all of the outstanding shares of NRG common stock
•
Filed Form S-4 with the SEC
•
Fixed exchange ratio of 0.485 Exelon share for each NRG
common share
•
Represents a 37% premium to the October 17 NRG closing price th
th

Committed to Execution
* Notice filing only
Q4 2008
Q2 2009 Q4 2009 Q3 2009
2/25: Exchange
Offer Expires
10/19:
Announce Offer
11/12:
Exchange Offer
Filed
Proxy Solicitation
NRG and Exelon
Shareholder
Meetings
Make Filings and Work to Secure Regulatory Approvals
(FERC, NRC, DOJ/FTC, PUCT, NYPSC, PAPUC, CPUC, ICC*)
Expected
Transaction Close
Q1 2009
Receive Regulatory
Approvals

Strong Initial Exchange Offer Results

• As of January 6  , 45.6% of NRG shares had been
tendered into the exchange offer
• Many NRG shareholders have informed Exelon they want to
see meaningful discussions, and due diligence, sooner rather than later
• NRG board and management appear not to have heard the
message sent by the very large contingent of shareholders
that have already tendered into our exchange offer
• Exchange offer extended until February 25
• Seeking highest possible level of NRG shareholder support to facilitate a negotiated transaction between Exelon and NRG
Initial tender results demonstrate strong support for an
EXC / NRG combination
We remain
committed to and
are moving forward
with the transaction
th
th

Moving Forward with Proxy Solicitation
• Pursuing, and soliciting proxies for, two
shareholder actions at NRG annual meeting
• Proposed an expansion of the NRG board from 12 to 19
directors
• Nominated nine well-qualified, independent candidates who we believe will act in the best interest of NRG and the NRG
shareholders
• Encouraging NRG shareholders to support the
proposed slate
• Materials will be sent to NRG shareholders, including a proxy and instructions on how to vote for the slate of new directors
• Vote will take place at the NRG annual shareholder meeting, likely to occur in May or June
NRG shareholders deserve independent, well-qualified NRG
directors to act in their best interest

Making Progress on Regulatory Approvals
• Initial filings have been made with the following (1) :
•
FERC (Docket #EC09-32-000)
• Hart-Scott-Rodino (DOJ/FTC)
• Request for additional information was issued by the DOJ on
January 16  , extending HSR waiting period
• State regulatory commissions, including
•
Texas (Docket #36555)
•
New York (Docket #08 E 1486)
• Filings will also be made with the following:
• NRC
• Pennsylvania and California state regulatory commissions
• Various state siting commissions
• Notice filing in Illinois
1. As of January 29, 2009
Regulatory hurdles are manageable

th

Financing Is Not an Obstacle
• Believe we can obtain committed financing for the
entire ~$8 billion of NRG debt, if needed, at the
appropriate time
• Decision to defer commitments allows us to take advantage of improving credit markets
• Exelon’s relationships with many of NRG’s banks should facilitate arrangements for new credit facilities when current conflicts are eliminated
• Believe a negotiated combination can be structured in a
way to reduce refinancing requirements to $4B or less
• We believe that the contemplated structure would not trigger the change of control provision for NRG’s $4.7B of Senior Notes, and would substantially improve credit metrics for those bondholders
9
Reflecting our confidence that we can obtain committed
financing at the appropriate time, our offer is not subject to a financing condition

Appendix 10

• Full and generous price – upfront premium of 37%
• Tax-free opportunity to participate in the future growth
of the largest and most diversified US power company,
with a substantially improved credit profile and access
to liquidity
• Requisite scope, scale and financial strength
• Stronger credit metrics and investment grade balance sheet
• Best-in-class nuclear and fossil operations
• Low-cost generator, operating in the most attractive markets
• Exelon 2020 principles will be adapted to the combined fleet
• Potential for substantial synergies
• Manageable regulatory hurdles to close
Compelling Value for NRG Shareholders

Without
Premium
0
1,000
3,000
2,000
With
Premium
Conservative
DCF Estimate
Replacement
Costs
NRG Stock Value NRG Long-Term Value
975
1,350
2,050
3,000+
Price per Kilowatt Comparison for Texas Baseload Generation
Even with premium, purchase
price is 66% of conservative
long-term DCF value
$/kW values are for 5,325 MW of Texas baseload which includes Parish coal, Limestone and STP; values implied by NRG stock price are determined by subtracting value of other NRG assets from NRG enterprise value based on October 17th close.
Exelon Unlocks NRG Value
Price
($/kilowatt)

Less than 45% of
replacement value

Combination Expected to Create
Substantial Synergies
Exelon
Operations & Maintenance: $4,289
Maintenance & Other Opex: $950
General & Admin Expenses: $309
Other COGS: $454
Pro Forma
Combined Non-fuel Expenses: $6,002
Estimated Annual Cost Savings: $180 - $300
% of Combined Expenses: 3%-5%
Costs to Achieve $100
NPV of Estimated Synergies: $1,500-$3,000
13
($ in Millions)
Transaction expected to
create $1.5 – $3 billion of
value through synergies –
with opportunity for more
Reflects no revenue or fuel cost synergies.  Excludes transaction and other costs of $654 million and excludes increased interest expense related to refinancing of NRG debt.
1.  Company 10-K for 2007 and investor presentations.
2.  Based on a preliminary analysis of publicly available information.  Subject to due diligence investigation.
1
2
NRG
1

Market
capitalization as
of 10/17/2008
$5.3 billion
$0.4
Value to NRG
Shareholders
$2.4 billion
$5.1
$2.0
Market cap as of
10/17/08
Premium to NRG
Value of estimated
synergies
Market cap as of
10/17/08
+ premium
+ synergies
Additional upside to
NRG shareholders
Market
capitalization as
of 10/17/2008
$5.3 billion
(1)
(2)
$7.7 billion
(3)
(4)
$12.8 billion
NRG Shareholders Capture Value
14
Value Creation
to NRG
Shareholders
($ billions)
Creates compelling value for NRG shareholders today and allows them to share in growth of Exelon stock.
Value to NRG
shareholders
44% of market cap
$12.8 billion
= $46.50 per NRG share
> NRG’s 52-week high

Percent Contribution of Free Cash Flow

1. NRG’s 12/1/2008 “NRG’s Path to Shareholder Value” presentation, slide 4.  Implied ownership based on a 0.485x exchange ratio
2. PECO PPA assumes market prices as of 11/30/2008.  Assumes carbon at $10-20 per tonne.  Not necessarily representative of either company’s internal forecast or indicative of results for any other year.
• NRG states they contribute 30% of the free cash flow
while getting 17% ownership of the pro-forma company
based on offer
• NRG’s position is only a 2008 calculation
• Ignores PECO PPA roll-off in 2011 and Exelon carbon
uplift
• Factoring in these two omitted pieces for 2008, NRG’s
free cash flow contribution of the pro-forma company
would be 15-17% for 2008
1
2

Pro Forma
Exelon

Combined company expected to
have requisite scope, scale and
financial strength to succeed in an
increasingly volatile energy market
Pro Forma Quick Stats
($s in millions)
Combined assets 1 $68,900
LTM EBITDA 2 $9,400
Market cap (as of 1/27/2009)
$41,800
Enterprise value 3 $62,500
Generating capacity 4 ~51,000 MWs
Combination Will Result in Scope, Scale and
Financial Strength
Enterprise
Value
Market Cap
$0
$30
$50
$60
$40
$20
$70
$10
Southern Dominion
Duke
FPL First
Energy
Entergy

0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
EXC D PEG PPL EIX NRG MIR DYN RRI
10/17/2007 10/17/2008
17
Credit Ratings Are a Valuation Differentiator
1-year
Forward
EV/EBITDA
Investment Grade Non-Investment Grade
Investment grade
credit ratings
provide access to
capital markets for
growth capital and
minimize collateral
requirements
which maximizes
liquidity and
contributes to
superior
valuations in
difficult markets
Multiples of non-investment grade peers have fallen approximately
40%, whereas multiples of EXC and its investment grade peers have fallen less than 15%
5.6 9.6 Non-Investment Grade
6.8 7.7 Investment Grade
2008 2007 Average Multiples (x)
Source: Bloomberg, FactSet as of 10/17/2008

6.0%
8.0%
8.80%
12.10%
Exelon Generation1
NRG
4.0
6.0
8.0
10.0
12.0
10/18/2007 12/30/2007 3/12/2008 5/24/2008 8/5/2008 10/17/2008
NRG Exelon
18
Stable, Predictable Cash Flow Is Awarded
Premium Valuation
Exelon’s strong,
diversified cash
flow streams have
provided for a
more stable
valuation during
periods of
depressed
commodity
valuations and/or
market turbulence.
4.6x
7.5x
Average EV / LTM EBITDA for last:
Current 1 month 6 months 1 year
NRG 4.6 5.8 8.2 8.3
Exelon 7.5 7.8 9.7 9.8
2
BBB+ B+
7/1/08
10/17/08
7/1/08
10/17/08
We believe the
market will likely
discount NRG’s
standalone growth
prospects given the
potential cost to
finance its
development
projects.
Credit
Rating
Exelon Debt (YTM) NRG Debt (YTM)
Enterprise Value / LTM EBITDA
Cost of Debt
6.7%
1/27/09
BBB
8.4%
1/27/09
BBB+
Source: Per NRG December 1, 2008 investor presentations, Company filings, Bloomberg
1. Yield to maturity of weighted average of Exelon Generation outstanding publicly traded debt
2. Yield to maturity of weighted average of NRG outstanding publicly traded debt
Source:  FactSet as of 10/17/2008

World Class Nuclear & Fossil Operations

NRG:
High performing nuclear plant
• Top quartile capacity factor: 94.9%
• Large, well-maintained, relatively young units
Fossil fleet
• Half of >500 MW coal units are top quartile
capacity factor
• 90% of coal fleet lower-cost PRB and lignite
Combined Company:
• Largest U.S. power company in terms of generating
capacity: ~51,000 MW fleet (18,000 MW nuclear)
• Best-in-class nuclear and fossil operations
• Second lowest carbon emitting intensity in the industry
• Geographic and fuel diversification with an improved
dispatch profile
Exelon:
Premier U.S. nuclear fleet
• Best fleet capacity factor: ~ 94%
• Lowest fleet production costs: ~ $15 / MWh
• Shortest fleet average refueling outage duration:
24 days
• Strong reputation for performance and safety

65
70
75
80
85
90
95
100
Operator (# of Reactors)
Range 5-Year Average
Note: Exelon data prior to 2000 represent ComEd-only nuclear fleet.
Sources: Platt’s, Nuclear News, Nuclear Energy Institute and Energy Information Administration (Department of Energy).
Sustained production excellence
EXC:  World-Class Nuclear Fleet Operator
Average Capacity Factor
Range of Fleet 2-Yr Avg Capacity Factor (2003-2007)
EXC 93.5%
40%
50%
60%
70%
80%
90%
100%
Exelon Industry

1   Quartile
2    Quartile 3   Quartile 4   Quartile
2006-2007 Average Production Cost for
Major Nuclear Operators
(1)
Average
Among major nuclear plant fleet operators, Exelon is consistently the lowest-cost producer of electricity in the nation
EXC:  Lowest Cost Nuclear Fleet Operator
1. Source: 2007 Electric Utility Cost Group (EUCG) survey. Includes Fuel Cost plus Direct O&M divided by net generation.
21
st
nd
rd th

Operating in Most Attractive Markets
•
Geographically complementary generation asset base
•
Predominantly located in competitive markets
•
Strong presence in PJM (Mid-Atlantic and Midwest) and ERCOT
6,280 Contracted*
51,403
2,085 CAL ISO
13,027 ERCOT
By RTO
Combined¹
PJM 22,812
MISO 1,065
ISO NE 2,174
NYISO 3,960
SERC 2,405
WECC 45
Total 53,853
By Fuel Type
Combined¹
Nuclear 18,144
Coal 8,986
Gas/Oil 18,801
Other 1,642
Contracted 6,280
*Contracted in various RTOs, mainly in PJM and ERCOT
1. Excludes international assets.  Before any divestitures.
Exelon
NRG

<1%
<1%
6%
Coal
Exelon
~150,000 GWh¹
Pro Forma
Exelon
~198,000 GWh¹
Nuclear
PRB & Lignite Coal
Other Coal
Gas/Oil
Hydro/Other
2009 Historical Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost, Low Volatility Fuel Sources
Powder River Basin and lignite coal supply (90%
of NRG’s coal) provides low-sulfur at a relatively
stable price as compared to northern and
central Appalachian coal mines.
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Powder River Basin
Northern Appalachian
Central Appalachian
Production Costs
0
2
4
6
8
10
12
2000 2001 2002 2003 2004 2005 2006 2007
Nuclear
Gas
Coal
Petroleum
Combined fleet will continue to be
predominantly low-cost fuel.
93%
Nuclear
1% 3%
75%
Nuclear
15%
PRB &
Lignite Coal
6%
Other
Coal
1. Based on 2007 data, does not include ~38,000
GWh of Exelon Purchased Power.
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
cents/Kwh
$/mmbtu

0
50
100
150
50 100 150 200 250
2006 Electricity Generated (GWh, in thousands)
NRG
TVA
AEP
Duke
FPL
Southern
Exelon + NRG
Entergy
Exelon
Dominion
Progress
FirstEnergy
Bubble size represents carbon
intensity, expressed in terms of metric
tons of CO2 per MWh generated
SOURCE: EIA and EPA data as compiled by NRDC
Exelon 2020 principles will be adapted to the combined fleet
CO2 Emissions of Largest US Electricity Generators
2006 CO2 Emissions
from Electricity
Generation
(in million metric tons)
Largest Fleet, 2    Lowest Carbon Intensity
Top Generators by CO2 Intensity
10
9
8
7
6
5
4
3
2
1
AEP
NRG
Southern
Duke
FirstEnergy
TVA
Progress
Dominion
FPL
Exelon + NRG
Entergy
Exelon
0.83
0.80
0.74
0.66
0.64
0.64
0.57
0.50
0.35
0.31
0.26
0.07

nd

Exelon 2020 and NRG
Offer more low carbon
electricity in the
marketplace
Reduce emissions from
coal/oil fired generation
Help our customers
and the communities
we serve reduce their
GHG emissions
Reduce or offset our
footprint by greening
our operations
Adapt Elements of
Exelon 2020 to NRG
Expand the 2020 Plan
•
Expand internal energy efficiency, SF6,
vehicle, and supply chain initiatives to NRG
portfolio
•
Offset a portion of NRG’s GHG emissions
•
Expand energy efficiency program offerings
•
Add capacity to existing nuclear units
through uprates
•
Add new renewable generation
•
Add new gas-fired capacity
•
Continue to explore new nuclear
•
Address older/higher emitting coal
and oil units
•
Invest in clean coal technology R&D
25
Taking the next step in Exelon’s
commitment to address climate change
Options to Evaluate:

Exelon Offers Lower Risk Growth Opportunities

I/B/E/S ’09-’11 EBITDA¹
I/B/E/S ’09-’11 EPS¹
Growth Drivers
“Cost to Achieve
Growth”
•
Nuclear uprates
•
Utility rate base growth
•
PA POLR roll-off
•
PJM capacity markets
•
Carbon upside
•
Regular-way business
operations expense
•
STP nuclear expansion
•
Other low carbon capital
expenditure programs
•
Heavy capital expenditure
investments
•
Dependence on new build
construction including
new nuclear
5.5%
15.6%
3.2%
7.4%
We believe
Exelon’s near-
term growth
drivers are more
predictable and
have dramatically
less capital at risk
than NRG’s
1. Based solely on I/B/E/S estimates for Exelon and NRG as of 1/27/09.  Not necessarily representative of either company’s internal forecasts.  Provided for illustration only.  Not intended as earnings guidance or as a forecast of expected results.

Clear Value under Multiple Scenarios
Value
Gas Prices
New Build Costs
Carbon Year/Price
Recession
$0
$6.50
$1,300
Moderate
2014/$22
$7.30
$1,100
Moderate
2020/$22
$7.10
$1,100
Severe
2014/$22
$7.30
$1,500
Moderate
2012/$12
$8.60
$1,500
Moderate
27
We look at fundamental value creation
under a wide range of future commodity
price scenarios and our analysis suggests
$1-3 billion of value, possibly more.
Gas price is long-term price in 2008 $/MMBtu; coal price is long-term price in 2008 $/ton for PRB8800 excluding transportation; new build cost is long-term combined cycle cost in PJM in 2008 overnight $/kW; carbon year is year in which national cap and trade starts; carbon price is in 2012 $/tonne assuming 7%
escalation; moderate recession assumes conditions consistent with current forward prices; and severe recession assumes five years of no load growth.
Coal Prices $11.00 $20.00 $20.00 $20.00 $11.00

Exelon More Than Meets the “Five
Imperatives” Outlined by NRG on May 28, 2008
1.
2.
3.
4.
5.
NRG’s Stated Imperatives
MUST accumulate generation at competitive cost
This transaction accomplishes in one step what several transactions might have accomplished for NRG in these regards.  Given the current difficulty in accessing capital markets, it is unclear whether
NRG would have the ability to meet this objective without Exelon.
Exelon provides NRG stakeholders with broad trading expertise and sound power marketing and risk management practices.  Exelon’s significant experience in markets with locational prices is
particularly relevant since ERCOT is moving to a PJM-type structure.
Exelon’s breadth of operations and depth of service allows
significant access to customers, retail providers, and other sales channels.
NRG stakeholders become part of the most diversified and
competitive generation portfolio operating in 12 different states and 6 different regional transmission organizations.
Deal expected to provide NRG stakeholders with significant value and upside and a share of the largest unregulated generation fleet in the United States.
MUST be geographically diversified in multiple markets
MUST develop and expand our route to market through
contracting with retail load providers, trading, direct sales, etc
MUST have sophisticated ability to trade, procure, hedge, and originate for electricity and input fuels
MUST develop depth and breadth in key markets, particularly
across fuel types, transmission constraints and merit order
Exelon Combination More
than Meets These Imperatives